SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of March, 1999                   Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]
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Indicate by check mark whether the  registrant  by  furnishing  the  information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
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Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

MERIDIAN GOLD INC.
9670 GATEWAY DRIVE, 2nd Floor
RENO, NEVADA 89511
PHONE:  (775) 850-3777
FAX:    (775) 850-3733

            MERIDIAN GOLD INC. ANNOUNCES NEW SHAREHOLDER RIGHTS PLAN

Reno, Nevada, March 19, 1999 - Meridian Gold Inc. ("Meridian") announced today that it has entered into a new shareholder rights plan agreement with The Trust Company of Bank of Montreal as rights agent. The new plan is designed to encourage the fair and equal treatment of its shareholders in connection with any take-over offer, and will provide shareholders with more time to fully consider certain types of unsolicited take-over bids and allow Meridian's Board of Directors to pursue other alternatives, if appropriate, to maximize shareholder value. Succeeding the current plan which will expire on July 30, 1999, this new plan has been implemented at this time to prevent any gap in shareholder protection. It will be effective as of July 30, 1999 or earlier if certain events under the current plan were to occur, and would be in effect until 2009 subject to reconfirmation by holders of Meridian's voting securities at Meridian's annual meetings in 2003 and 2006.

Shareholder approval of the new plan will be sought at Meridian's 1999 Annual and Special Meeting of Shareholders. This plan was not adopted in response to any specific proposal or effort to acquire control of Meridian and Meridian is not aware of any such proposal or effort. The new plan is similar to plans recently approved by shareholders of other Canadian companies.

The rights issued under the plan will initially attach to and trade with Meridian's Common Shares and no separate certificates will be issued unless an event triggering these rights occurs. The rights become exercisable only when a person, including any party related to it, acquires, or announces its intention to acquire, beneficial ownership of 20 per cent or more of Meridian's then outstanding Common Shares without complying with the "permitted bid" provisions of the plan, or without the approval of Meridian's Board of Directors. Should such an acquisition occur, each right would entitle a holder, other than the acquiring person or persons related to it, to purchase Common Shares of Meridian at a 50 per cent discount to the then current market price.

A "permitted bid" is a bid made to all holders of Meridian's outstanding Common Shares that is open for at least 60 days. If at the end of the 60 day period, more than 50 per cent of Meridian's total of then outstanding Common Shares, other than those owned by the party making the bid and certain related persons, have been tendered, such party may take up and pay for the Common Shares but must extend the bid for a further 10 business days to allow other shareholders to tender. This feature would provide shareholders with more time to consider the bid and any other options that may be available. Meridian's Board of Directors would also have more time to consider alternatives and to make recommendations to shareholders.

Meridian will be entitled to redeem the rights for nominal consideration at any time prior to the acquisition by a person or group of beneficial ownership of 20 per cent or more of Meridian's Common Shares. Brian J. Kennedy, President and CEO said: "This Rights Plan is intended to help protect our shareholders and is designed to help ensure that they will receive fair and equal treatment in the event of any takeover."

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).
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Safe Harbor  Statement  under the United States  Private  Securities  Litigation
Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (775) 850-3730
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com